SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                                     :
                           In the Matter of          :
                                                     :        CERTIFICATE
          PUBLIC SERVICE COMPANY OF OKLAHOMA         :
                                                     :             OF
                           File No. 70-9055          :
                                                     :        NOTIFICATION
         (Public Utility Holding Company Act         :
                                    of 1935)         :

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                  Public  Service  Company  of  Oklahoma  (the  "Company"),   an
Oklahoma corporation and a wholly-owned public utility subsidiary of Central and South West Corporation, a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby certifies that:
                  1. On June 13, 1997, the Company filed a Form U-1 Application in File No. 70-9055 (the "Application") with the Securities and Exchange Commission (the "Commission") requesting authority to (i) purchase 506,000 shares (the "Initial Shares") of common stock of SCIENTECH, Inc, an Idaho corporation, and (ii) exercise an option to purchase an additional 206,000 shares of SCIENTECH.
                  2. On July 29, 1997, the Commission issued an order (the "Order") approving the Company's acquisition.
                  3. On August 8, 1997, funds were released from escrow, and the Initial Shares were delivered to PSO.
                  4. The above-described transactions were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application, and in accordance with the terms and conditions of the Order.
                  The following exhibits (in the final form thereof in which executed, filed or used) are filed herewith:

 Exhibit 2 - Final or "past tense" opinion of Milbank, Tweed, Hadley &
             McCloy, counsel to the Company.


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                                S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized. Dated:
September 24, 1997

                                    PUBLIC SERVICE COMPANY OF OKLAHOMA

                                    By:  /s/ Wendy G. Hargus
                                             Wendy G. Hargus
                                             Treasurer


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                                  EXHIBIT INDEX

Exhibit                                                        Transmission
Number                          Exhibit                           Method

  2                        Final or "past tense" opinion        Electronic
                           of Milbank, Tweed, Hadley & McCloy,
                           counsel to the Company